UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

HIGHLIGHTS

o     Total accesses reached 97.2 million in the quarter (-7.8% y-o-y), 73.3 million of which in the mobile business (-10.5% y-o-y) and 23.9 million in the fixed-line business (+0.3% y-o-y);

o     Leadership in the postpaid segment, with continuous growth (+8.1% y-o-y in 1Q16) and share of net additions of 41% until February 2016 (+8.7 p.p. y-o-y). Postpaid market share came to 42.4% in February (+0.8 p.p. y-o-y);

o     Mobile ARPU recorded y-o-y growth of 10.9% in 1Q16, fueled by the hefty 35.7% y-o-y growth in Data ARPU, which already represented 52% of total ARPU;

o     Resilient growth in fixed accesses: Broadband accesses reached 7.2 million in 1Q16 (+3.7% y-o-y), while FTTx* connections reached 54.2% of the base in 1Q16, with annual growth of 12.6%. Pay TV accesses totaled 1.8 million in 1Q16, 4.9% up y-o-y, with strong growth (17.7%) in premium accesses (IPTV and Interactive DTH);

o     Net operating service revenue grew 1.0% y-o-y in 1Q16, maintaining a positive performance despite the challenging macroeconomic environment and impacted by regulatory effects;

o     Net mobile service revenue increased by 0.4% y-o-y in 1Q16. Excluding the effect of MTR reductions in 2015 and 2016, this line increased 2.9% over 1Q15;

o     Data and VAS (Value Added Services) revenue grew 22.8% y-o-y in 1Q16, fueled by the strong upturn in mobile internet revenue, of 35.4% over 1Q15;

o     Net fixed revenue posted y-o-y growth of 2.0% in 1Q16. Excluding the reduction in fixed-mobile tariff (VC) and local/national long-distance fixed interconnection (TU-RL/TU-RIU), this increase came to 5.1% in 1Q16 over 1Q15;

o     Operating costs fell by 9.0% y-o-y in 1Q16. Excluding the sale of towers, recurring operating costs declined 2.0%, reflecting the Company’s focus on efficiency and the rationality of its commercial strategy;

o     EBITDA totaled R$ 3.8 billion in 1Q16, accompanied by an EBITDA Margin of 36.3%. Solid acceleration in recurring EBITDA, excluding the sale of towers, which grew 7% y-o-y and amounted to R$3.3 billion, with an recurring EBITDA Margin of 31.4%;

o     1Q16 investments totaled R$1.5 billion, accounting for 14.3% of net operating revenue. EBITDA – CAPEX growing 37% y-o-y in 1Q16 with a strong evolution in Free Cash Flow in 1Q16;

o     Successful execution of key projects during april/16 (one only brand and legal entity, launch of national 3P portfolio and 4P pilot) and value capture of synergies in 1Q16 in line with expectations.

Notes: (1) The figures reflect the combined results of Telefônica Brasil and GVT for all periods. (2) y-o-y: annual variation and (3) q-o-q: quarterly variation.

* FTTx includes clients of the FTTH (Fiber to the Home) and FTTC (Fiber to the Curb) technologies.

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the first quarter of 2016, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

For comparison purposes, we present the pro forma scenario combined for the first quarter of 2015, including GVT Participações S.A. in the quarter’s results.

HIGHLIGHTS

Consolidated in R$ million	1Q16	4Q15	∆%	1Q15	∆%

Net Operating Revenues	10,431.4	10,760.8	(3.1)	10,364.5	0.6

Net Operating Services Revenues	10,129.6	10,411.6	(2.7)	10,025.8	1.0

Net operating mobile revenues	5,911.2	6,077.6	(2.7)	5,890.2	0.4
Net operating fixed revenues	4,218.5	4,333.9	(2.7)	4,135.6	2.0

Net handset revenues	301.7	349.3	(13.6)	338.6	(10.9)

Operating costs	(6,642.9)	(7,328.6)	(9.4)	(7,303.6)	(9.0)
Recurring Operating costs*	(7,156.4)	(7,328.6)	(2.3)	(7,303.6)	(2.0)

EBITDA	3,788.5	3,432.2	10.4	3,060.9	23.8
EBITDA Margin %	36.3%	31.9%	4.4 p.p.	29.5%	6.8 p.p.

Recurring EBITDA*	3,275.0	3,432.2	(4.6)	3,060.9	7.0
Recurring EBITDA Margin %*	31.4%	31.9%	(0.5) p.p.	29.5%	1.9 p.p.

Net income	1,218.2	1,114.5	9.3	436.1	179.3

Capex	1,491.9	2,372.3	(37.1)	1,760.8	(15.3)

Total accesses (thousand)	97,220	97,204	0.0	105,768	(8.1)
Total mobile accesses	73,271	73,268	0.0	81,879	(10.5)
Total fixed accesses	23,950	23,935	0.1	23,888	0.3
(*) Adjusted by the towers sale in 1Q16 in the amount of R$ 513.5 million

Mobile Business

OPERATING PERFORMANCE

Thousand	1Q16	4Q15	∆%	1Q15	∆%

Mobile total accesses	73,271	73,268	0.0	81,879	(10.5)
Postpaid	31,259	31,074	0.6	28,907	8.1
Postpaid ex. M2M/Dongles	24,088	23,852	1.0	22,006	9.5
M2M	4,397	4,242	3.7	3,694	19.1
Dongles	2,774	2,980	(6.9)	3,207	(13.5)
Prepaid	42,012	42,194	(0.4)	52,972	(20.7)
Market Share (*)	28.4%	28.4%	(0.0) p.p.	28.9%	(0.5) p.p.
Postpaid	42.4%	42.4%	(0.0) p.p.	41.6%	0.8 p.p.
Mobile broadband (modem only)	49.7%	50.3%	(0.6) p.p.	50.8%	(1.1) p.p.
Net additions	2	(6,145)	n.a.	1,942	(99.9)
Postpaid	185	639	(71.0)	552	(66.5)
Market Share of net additions (*)	n.a.	-34.0%	n.a.	72.2%	n.a.
Postpaid	41.0%	69.0%	(28.0) p.p.	32.4%	8.7 p.p.
Market penetration (*)	125.7%	125.6%	0.1 p.p.	138.9%	(13.3) p.p.
Monthly churn	3.3%	6.2%	(2.8) p.p.	2.9%	0.5 p.p.
Postpaid ex. M2M	1.8%	1.8%	0.0 p.p.	1.8%	0.0 p.p.
Prepaid	4.5%	9.0%	(4.5) p.p.	3.5%	1.0 p.p.
ARPU (R$/month)	26.9	25.8	4.1	24.3	10.9
Voice	13.0	12.6	3.5	14.0	(7.2)
Data	13.9	13.2	4.7	10.2	35.7
Postpaid ex. M2M ARPU	50.0	51.1	(2.0)	50.5	(0.9)
Prepaid ARPU	13.8	12.9	6.6	12.7	8.9
M2M ARPU	3.4	3.4	0.0	3.2	4.7
MOU	151.2	146.2	3.4	129.5	16.8

(*) Source: ANATEL. Last available information: February/16.
Note:ARPU data including intercompany revenue eliminations.

o    Total accesses fell by 10.5% over 1Q15, totaling 73,271 thousand accesses. Worthy of mention is the postpaid segment, which grew by 8.1% y-o-y, totaling 31,259 thousand accesses and accounting for 42.7% of mobile accesses, up by 7.4 p.p. in the annual comparison. The human[1]   postpaid base reached 24,088 thousand clients, 9.5% up y-o-y.

o    Total market share came to 28.4% in February (-0.5 p.p. y-o-y). In the postpaid segment, Telefônica Brasil achieved 41.0% of 1Q16 net additions (until Feb/16), recording a market share of 42.4% (+0.8 p.p. y-o-y). The Company also leads in terminals with 4G technology, corresponding to 36.3% market share in February 2016. The Company’s quality differential was once again recognized by consumers, who elected Vivo the leader in satisfaction and perceived quality survey conducted by ANATEL in the pre and postpaid segments.

1 Excludes dongles and M2M.

o    In the first quarter, net mobile additions came to approximately 2 thousand accesses. Net postpaid additions reached 185 thousand accesses, while prepaid net disconnections amounted to 183 thousand accesses.

o    The prepaid customer base contracted by 20.7% in 1Q16 over 1Q15, due to a restrictive policy for the disconnection of non-profitable clients, highlighting the Company’s focus on rationality and profitability.

o    The access base continued to expand in the machine-to-machine (M2M) market, reaching 4.4 million customers in March, 19.1% up on 1Q15. On the other hand, the dongle market continued to shrink, declining by 433 thousand clients, 13.5% down y-o-y in 1Q16.

o    Total ARPU moved up by 10.9% y-o-y, fueled by the performance of data ARPU, which strongly increased in 1Q16 over 1Q15 (+35.7%). Excluding MTR reductions in the period, total ARPU posted annual growth of 13.7%.

NET OPERATING REVENUES

Consolidated in R$ million	1Q16	4Q15	∆%	1Q15	∆%

Net operating mobile revenues	6,212.9	6,426.9	(3.3)	6,228.9	(0.3)

Net service mobile revenues	5,911.2	6,077.6	(2.7)	5,890.2	0.4
Outgoing voice	2,423.9	2,421.9	0.1	2,870.8	(15.6)
Interconnection	357.1	413.1	(13.6)	472.0	(24.3)
Data plus VAS	3,044.5	3,111.8	(2.2)	2,478.7	22.8
Messaging P2P	404.9	466.1	(13.1)	413.6	(2.1)
Internet	2,163.1	2,137.5	1.2	1,597.8	35.4
VAS	476.4	508.3	(6.3)	467.3	1.9
Other services	85.8	130.8	(34.4)	68.8	24.8
Net handset revenues	301.7	349.3	(13.6)	338.6	(10.9)

First-quarter net mobile revenue slightly reduced, by 0.3% over 1Q15, affected by the reduction in handset sales (-10.9% y-o-y while mobile service revenue increased 0.4% y-o-y, mainly due to the reduction in voice revenue, influenced by the MTR reduction on February 2015 and 2016 and to the challenging macroeconomic environment. Excluding the MTR reduction effect, first-quarter mobile service revenue increased by 2.9% y-o-y.

Outgoing voice revenue fell 15.6% in 1Q16 over 1Q15, reflecting the increased migration of usage to mobile internet, which offsets the reduction in voice. The prepaid segment was also impacted by the lower volume of recharges in the period (-9.1% y-o-y and -5.1% q-o-q).

Interconnection revenue contracted 24.3% y-o-y, mainly due to the MTR tariff reduction in February 2015 and 2016 (-33.0% and -33.8%, respectively). With the normalization of this effect, interconnection revenue was 7.5% higher in 1Q16 over 1Q15, also impacted by the higher incoming traffic.

Data and VAS revenue grew 22.8% y-o-y. Sales of stand-alone data plans and packages and upselling of data bundles strongly contributed to this growth, in addition to the higher penetration of smartphones within our customer base. In 1Q16, data and VAS revenue represented 51.5% of net mobile service revenue, up by 9.4 p.p. y-o-y.

SMS revenue slightly declined, by 2.1% y-o-y, due to the reduction in promotional SMS in the period.

Mobile internet revenue moved up by 35.4% y-o-y and accounted for 71.1% of data revenue in 1Q16. This performance is directly linked to the strong growth in postpaid data accesses, especially in 4G plans, the increased sales of stand-alone data packages and the growth of the smartphone customer base. At the close of 1Q16, 76% of our customer base already had smartphones or webphones, up by 6 p.p. compared to the same period of last year.

VAS revenue moved up by 1.9% in 1Q16 over 1Q15, chiefly due to the sale of premium VAS in own stores, such as Vivo Música and Nuvem do Jornaleiro. Services of educational platforms, such as Kantoo, and safety platforms, such as Vivo Sync and Vivo Segurança online, also recorded positive performance, with the continuous interest of our customers for these products. Even so, growth was affected by lower usage especially by prepaid users in the period.

Other services revenue totaled R$85.8 million, 24.8% up on 1Q15, due to the higher recurring recovery of taxes on disputed invoices.

Mobile handset revenue fell 10.9% y-o-y, due to the Company’s value driven and selective strategy focusing the sale of handsets on higher-value customers.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	1Q16	4Q15	∆%	1Q15	∆%

Total fixed accesses	23,950	23,935	0.1	23,888	0.3
Fixed voice accesses	14,949	15,030	(0.5)	15,227	(1.8)
Residential	9,758	9,795	(0.4)	9,979	(2.2)
Corporate*	4,634	4,672	(0.8)	4,664	(0.6)
Others	557	563	(1.1)	583	(4.5)
Fixed broadband	7,214	7,117	1.4	6,958	3.7
FTTX*	3,914	3,783	3.5	3,476	12.6
Others	3,301	3,334	(1.0)	3,483	(5.2)
Pay TV	1,787	1,788	(0.1)	1,703	4.9
Voice ARPU (R$/month)	43.3	44.5	(2.6)	43.3	0.1
Broadband ARPU (R$/month)	44.5	43.3	2.7	41.3	7.6
Pay TV ARPU (R$/month)	88.8	85.1	4.3	78.8	12.6

(*) Includes GVT SOHO accesses not previously accounted.

o    The fixed access base totaled 23,950 thousand accesses in 1Q16, 0.3% up on 1Q15, mainly influenced by the positive performance of ultra-broadband and Pay TV services.

o    Fixed voice accesses totaled 14,949 thousand in 1Q16, 1.8% down y-o-y, reflecting the lower number of residential accesses. Voice ARPU remained stable y-o-y, even considering the negative pressure caused by VC reductions and the fixed to mobile substitution.

o    Fixed broadband accesses recorded 7.2 million customers in 1Q16, 3.7% more than in 1Q15. The FTTx customer base reached 3,914 thousand accesses, 637 thousand of which in FTTH technology. The UBB customer base represented 54.2% of total broadband accesses, 12.6% up on 1Q15, fueling the ARPU, which increased by 7.6% y-o-y in 1Q16 (+5.4% y-o-y in 4Q15).

o    Pay TV accesses increased 4.9% y-o-y, to 1,787 thousand subscribers in 1Q16, with 83 thousand more accesses compared to the previous year. Company’s market share came to 9.4% in February, 1.0 p.p. up y-o-y. TV ARPU increased by 12.6% y-o-y, reflecting the evolution in premium TV accesses (+17.7%), including IPTV and interactive DTH with Full HD packages.

NET OPERATING REVENUES

Consolidated in R$ million	1Q16	4Q15	∆%	1Q15	∆%

Net operating fixed revenue	4,218.5	4,333.9	(2.7)	4,135.6	2.0

Voice	1,948.1	2,025.3	(3.8)	1,971.1	(1.2)
Interconnection	103.8	121.6	(14.6)	127.0	(18.3)
Broadband	955.1	931.8	2.5	856.5	11.5
Corporate Data and IT	561.5	610.5	(8.0)	600.3	(6.5)
Pay TV	476.0	464.4	2.5	393.2	21.1
Other services	174.0	180.4	(3.5)	187.5	(7.2)

% Data / Net Operating Revenue	36.0%	35.6%	0.4 p.p.	35.2%	0.7 p.p.

Note: Fixed Net Revenue includes revenue from the FWT solution (“Vivo Fixo”). Broadband revenue includes residential clients and SME.

Net revenue from the fixed line business climbed 2.0% in 1Q16, mainly due to the increase in broadband and Pay TV revenue. Fixed line revenue was impacted by fixed to mobile tariff (VC) reductions in February 2015 and 2016 and by the fixed interconnection (TU-RL and TU-RIU) reductions in February 2016. Excluding this effect, the variation in net fixed service revenue was 5.1% in the period.

Voice revenue declined 1.2% in 1Q16 over 1Q15. Excluding the VC reduction (-20.6%), voice revenue climbed 4.1% y-o-y.

Interconnection revenue fell 18.3% compared to 1Q15, due to the reduction in TU-RL (-65.9%) and TU-RIU (-21.3%) in February 2016. Excluding this effect, interconnection revenue grew 1.8%.

Broadband revenue moved up by 11.5% y-o-y, fueled by the growth in the FTTx revenues, which already accounts for 60% of broadband revenue and increased by 22.3% y-o-y. In this sense, the Company has been focusing on the migration of customers to higher speeds, mainly in FTTx, expanding the fiber customer base, which has higher ARPU and lower churn.

Corporate data and IT revenue fell 6.5% y-o-y, influenced by the economic downturn and the stricter competition in this market.

Pay TV revenue increased 21.1% in 1Q16 over 1Q15, due to the growth of the interactive DTH and IPTV subscriber base, with an increased adoption of HD packages resulting in a 33.6% revenue increase. Revenue from the premium segment accounts for more than 70% of Pay TV revenue.

Other services revenue fell 7.2% y-o-y, mainly influenced by the reduced sale of integrated solutions’ equipment to large clients.

Consolidated Operating Costs

Consolidated in R$ million	1Q16	4Q15	∆%	1Q15	∆%

Operating costs	(6,642.9)	(7,328.6)	(9.4)	(7,303.6)	(9.0)

Personnel	(920.4)	(910.3)	1.1	(880.6)	4.5
Costs of services rendered	(3,060.4)	(2,960.1)	3.4	(3,094.9)	(1.1)
Interconnection	(556.4)	(615.0)	(9.5)	(735.7)	(24.4)
Taxes and contributions	(455.2)	(327.3)	39.1	(497.5)	(8.5)
Third-party services	(1,455.9)	(1,451.7)	0.3	(1,315.6)	10.7
Others	(592.9)	(566.1)	4.7	(546.1)	8.6
Cost of goods sold	(518.0)	(692.8)	(25.2)	(580.8)	(10.8)
Selling expenses	(2,159.5)	(2,289.6)	(5.7)	(2,292.8)	(5.8)
Provision for bad debt	(344.4)	(272.1)	26.6	(373.4)	(7.8)
Third-party services	(1,722.3)	(1,901.0)	(9.4)	(1,811.4)	(4.9)
Others	(92.8)	(116.5)	(20.3)	(108.0)	(14.1)
General and administrative expenses	(385.6)	(383.2)	0.6	(308.3)	25.1
Third-party services	(321.9)	(298.1)	8.0	(262.3)	22.7
Others	(63.7)	(85.1)	(25.1)	(46.0)	38.5
Other net operating revenue (expenses)	401.0	(92.6)	n.a.	(146.2)	n.a.

The Company’s operating costs excluding depreciation and amortization expenses totaled R$6,642.9 million in 1Q16, 9.0% down y-o-y. Excluding the positive effect from the sale of towers on March 31, totaling R$513.5 million, costs came to R$7,156.4 million, still down by 2.0% y-o-y, in a period when inflation measured by the IPCA index stood at 9.4%. In 1Q16 over 4Q15, operating costs moved down by 2.3%, already excluding the sale of towers.

Personnel costs rose 4.5% over 1Q15, particularly reflecting the internalization of employees from providers of network installation and maintenance services in 4Q15, partially offset by the lower costs due to the reduction of the workforce in September 2015. It is important to mention that this increase is lower than the 7% pay rise due to the collective bargaining agreement in September 2015.

The cost of services rendered reduced 1.1% in 1Q16 over 1Q15, positively influenced by MTR reductions in February 2015 and 2016 and TU-RL/TU-RIU reductions in February 2016. Excluding this effect, the y-o-y increase was 4.2%, well below the inflation measured in the period. This variation chiefly reflects the higher expenses with network maintenance and conservation services, due to the expansion in 4G coverage and the focus on service quality, higher expenses with site leasing and purchase of TV content, as well as the higher expenses with electricity, due to the tariff increase, partially offset by lower expenses with regulatory fees.

Cost of goods sold (COGS) fell 10.8% in 1Q16 over 1Q15, reflecting the Company’s focus on profitability, concentrating on higher-value customers.

Selling expenses declined by 5.8% y-o-y in the first quarter, due to the Company’s commercial rationality and synergies capturing, offsetting the impact of the economic environment.

Provisions for bad debt closed 1Q16 at R$344.4 million (-7.8% y-o-y), with delinquency levels at 3.3% of net operating revenue, 0.3 p.p. down y-o-y, despite the macroeconomic deterioration. The Company continued to adopt strict credit granting criteria, improving the identification of clients’ risk profile and adopting more effective collection measures. In comparison with 4Q15, provisions for bad debt increased 26.6%, chiefly due to the end-of-year seasonality effect and the intensification of collection initiatives in that period.

Third-party services registered a 4.9% y-o-y reduction, as a result of lower costs with call center services, sales promoters in retail stores and publicity and advertising, partially offset by higher expenses with system development and collection services focused on reducing delinquency.

First-quarter general and administrative expenses increased by 25.1% y-o-y, chiefly influenced by the higher expenses with energy due to tariff hikes and system development, due to the integration of the companies.

Other net operating revenues (expenses) recorded revenue of R$401.0 million in 1Q16, fueled by the sale of towers totaling R$513.5 million in March 2016. Excluding this effect, this line posted expense of R$112.5 million, versus an expense of R$146.2 million in 1Q15, 23.1% down, due to higher revenue from fines.

Ebitda

First-quarter EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,788.5 million. Recurring EBITDA, excluding the sale of towers previously mentioned, came to R$3,275.0 million, 7.0% up on 1Q15, particularly thanks to the cost efficiency measures adopted by the Company.

The recurring EBITDA margin stood at 31.4%, 1.9 p.p. up on the 29.5% posted in 1Q15. Despite the challenging macroeconomic environment, the Company continued to post revenue growth and maintained its commercial rationality and a strict control over costs, which grew below the period’s inflation, always seeking to maximize value generation for shareholders.

Depreciation and Amortization

Consolidated in R$ million	1Q16	4Q15	∆%	1Q15	∆%

EBITDA	3,788.5	3,432.2	10.4	3,060.9	23.8

Depreciation and Amortization	(1,913.3)	(1,914.9)	(0.1)	(1,781.2)	7.4
Depreciation	(1,271.9)	(1,276.1)	(0.3)	(1,152.4)	10.4
Amortization of intangibles (*)	(303.1)	(311.5)	(2.7)	(303.1)	0.0
Other amortizations	(338.3)	(327.3)	3.4	(325.7)	3.9

EBIT	1,875.2	1,517.3	23.6	1,279.7	46.5

(*) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The Depreciation and Amortization line grew by 7.4% y-o-y, particularly influenced by additions to fixed assets in the period.

 Financial Result

Consolidated in R$ million	1Q16	4Q15	∆%	1Q15	∆%

Net Financial Income	(316.8)	(200.3)	58.2	(528.6)	(40.1)

Income from financial investments	139.9	200.9	(30.4)	131.1	6.7
Interest and other financial income (expenses)	(112.1)	(99.3)	12.9	(69.5)	61.3
Charges	(294.0)	(269.8)	9.0	(280.8)	4.7
Monetary and exchange variation	57.3	77.1	(25.7)	(467.6)	n.a.
Gains (losses) on derivative transactions	(107.9)	(109.2)	(1.2)	158.2	n.a.

Net financial expenses declined by R$211.8 million in 1Q16 over 1Q15, mainly influenced by the losses due to the foreign exchange variation on GVT’s loans and financing denominated in foreign currency (Euro) in 1Q15, which were fully covered by hedge operations as of May 2015, in addition to the lower average net debt in the period.

Net Income

Net income totaled R$1,218.2 million in 1Q16, 179.3% more than in 1Q15. The recurring Net Income, excluding the sale of towers, reached R$ 879.3 million, 101.6% more than in 1Q15, chiefly due to improved operating results and the reduction in financial expenses in the period.

Capex

Consolidated in R$ million	1Q16	4Q15	1Q15

Network	1,328.5	2,021.5	1,542.7
Technology / Information System	126.4	319.1	136.0
Products and Services, Channels, Administrative and others	36.9	31.6	82.0
Total	1,491.9	2,372.3	1,760.8

Capex ex. licenses / Net operating revenue	14.3%	22.0%	17.0%

Capex amounted to R$1,491.9 million in 1Q16, accounting for 14.3% of net operating revenue. The majority of investments went to the expansion of 4G coverage, 3G capacity, the higher FTTx penetration and the increase in transmission infrastructure to meet the higher demand. The investments were focused in guaranteeing quality and enabling growth. In this sense, 75% of the Capex was allocated in commercial projects to drive revenue growth.

Cash Flow

Consolidated in R$ million	1Q16	4Q15	∆ R$	1Q15	∆ R$

EBITDA	3,788.5	3,432.2	356.3	3,061.0	727.5

Investments (CAPEX)	(1,491.9)	(2,372.3)	880.4	(1,760.8)	268.9
Payment of interest, taxes and other financial expenses (revenues)	(534.4)	(541.2)	6.8	(414.0)	(120.4)
Investments on working capital	(1,614.0)	1,608.0	(3,222.0)	(1,695.0)	81.0
Other receivables/payments	0.0	0.0	0.0	0.0	0.0

Free Cash Flow of business activity	148.2	2,126.7	(1,978.4)	(808.8)	957.0

Payment of spectrum	0.0	0.0	0.0	0.0	0.0
Receipt of tower sale	0.0	0.0	0.0	0.0	0.0

Free Cash Flow after extraordinaries	148.2	2,126.7	(1,978.4)	(808.8)	957.0

Free cash flow from business activities stood at R$148.2 million in 1Q16, an increase by R$957.0 million over 1Q15, reflecting the improved operating result, the better payment conditions negotiated with suppliers, lower investments in 1Q16 and refinancing of commercial liability with extending payment period done on the previous year.

In comparison with 4Q15, free cash flow from business activities declined by R$1,978.4 million, mainly influenced by seasonality and the Fistel payment in March.

Indebtedness

LOANS AND FINANCING (R$ million)

March 2016

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2023	587.5	1,713.4	2,300.9
BNDES	R$	2.5% to 8.7%	Until 2023	108.5	270.0	378.5
BNDES	R$	IPCA + 2.95% + TR	Until 2016	32.5	0.0	32.5
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	0.7	151.6	152.3
BNB	R$	7.0% to 10.0%	Until 2022	42.6	40.3	82.9
Confirming	R$	110.0% of CDI	Until 2017	237.3	0.0	237.3
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	0.7	34.9	35.5
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	0.0	94.2	94.2
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	15.6	1,999.7	2,015.3
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	79.0	1,299.4	1,378.5
Financial Leases	R$	-	Until 2033	37.3	273.9	311.2
Contingent Consideration	R$	-	Until 2025	0.0	383.6	383.6
Foreign currency
Resolution 4131	EUR	2.05% and Libor + 2.00%	Until 2017	28.8	976.8	1,005.6
BNDES	UMBND	ECM + 2.38%	Until 2019	149.2	364.3	513.5

Total				1,319.5	7,602.2	8,921.7

L.T. OBLIGATIONS
(R$ million)
March 2016
Year	Amount
2017	3,840.0
2018	2,228.6
2019	572.3
2020	222.3
2021	143.9
After 2021	595.3
Total	7,602.2

Consolidated in R$ million	03/31/16	12/31/15	03/31/15

Short-term Debt	1,319.5	2,343.0	4,014.8
Long-term Debt	7,602.2	7,878.3	8,622.8
Total Debt	8,921.7	10,221.3	12,637.6
Cash and cash equivalents	(4,108.3)	(5,375.6)	(3,707.0)
Net derivatives position	(126.9)	(264.8)	(1,123.9)
Net debt	4,686.5	4,580.9	7,806.7
Net debt/EBITDA	0.35	0.36	0.63

The Company closed 1Q16 with a gross debt of R$8,921.7 million, 29.4% down on 1Q15, 17.0% of which denominated in foreign currency. The reduction in gross debt is related to the settlement of loans and financing in the period, offset by refinancing commercial liability (R$120.0 million), besides the regular accrual expenses. Currently, foreign exchange exposure of debt is 100% covered by hedge operations.

Net debt totaled R$4,686.5 million at the close of 1Q16, accounting for 0.35 of LTM EBITDA. Net debt reduced by R$3,120.2 million compared to 1Q15, mainly due to the capital increase carried out by the Company, partially offset by the payment of the 700 MHz license to ANATEL, the payment of dividends and refinancing of commercial liabilities.

Capital Market

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 shares closed 1Q16 at R$38.27, appreciating by 12.6% over the previous quarter, while VIVT4 shares closed at R$45.24, with a 26.5% q-o-q increase, versus an appreciation of 15.5% in the Bovespa Index (Ibovespa). The Total Shareholder Return reached 27.6% for the preferred shares and 13.6% for the common shares in 1Q16. The Company's ADRs closed the quarter at US$12.49, 38.3% up on 4Q15, versus a 1.5% valuation in the Dow Jones' index.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$605.3 thousand and R$81,570.6 thousand, respectively. The daily traded volume of ADRs averaged US$20,902.8 thousand in the same period.

The chart below shows the Company’s stock performance:

Capital Stock

March 31, 2016	Common	Preferred	Total

Controlling Company	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority shareholders	29,320,789	415,132,117	444,452,906
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	734	2,290,898
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 41.03
Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

At the meetings held on February 19 and March 18, the Board of Directors approved, ad referendum of the Annual Shareholders’ Meeting, the credit of interest on equity related to fiscal year 2016, totaling the gross amount of R$537.0 million, equivalent to R$0.298229 per common share and R$0.328052 per preferred share.

As a subsequent event to the first quarter 2016, at the meeting held on April 18, 2016, the Board of Directors approved ad referendum of 2017 General Shareholders' Meeting, the credit of interest on own capital to the fiscal year 2016, in the gross amount of R$220.0 million, equivalent to a total of R$0.122180 per common share and R$0.134398 per preferred share.

The payments of these IOC will be made until the end of fiscal year 2017, on a date to be defined by the Board of Directors to holders of common and preferred shares of record as described in the table below.

The General Shareholder’s Meeting to be held on April 28th, 2016 will deliberate on the proposal of credit of dividends to the fiscal year 2015 in the amount of R$ 0.714875 per common share and R$ 0.786362 per preferred share totaling R$ 1,287.2 million.

The payment of this dividend would be made until the end of fiscal year 2016, on a date to be defined by the Board of Directors to holders of common and preferred shares of record as described in the table below:

2016	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2016)	04/18/2016	04/29/2016	220.0	187.0	ON	0.122180	0.103853	Until 12/31/2017
					PN	0.134398	0.114238
IOC (based on 2016)	03/18/2016	03/31/2016	337.0	286.5	ON	0.187157	0.159083	Until 12/31/2017
					PN	0.205873	0.174992
IOC (based on 2016)	02/19/2016	01/29/2016	200.0	170.0	ON	0.111072	0.094412	Until 12/31/2017
					PN	0.122180	0.103853

2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2015)	12/17/2015	12/30/2015	302.9	257.5	ON	0.168233	0.142998	Until 12/31/2016
					PN	0.185056	0.157298
IOC (based on 2015)	11/19/2015	11/30/2015	235.0	199.8	ON	0.130510	0.110934	Until 12/31/2016
					PN	0.143561	0.122027
IOC (based on 2015)	10/19/2015	10/30/2015	88.0	74.8	ON	0.048872	0.041541	Until 12/31/2016
					PN	0.053759	0.045695
IOC (based on 2015)	9/18/2015	9/30/2015	147.0	125.0	ON	0.081638	0.069392	Until 12/31/2016
					PN	0.089802	0.076332
IOC (based on 2015)	8/20/2015	8/31/2015	237.0	201.5	ON	0.131621	0.111878	Until 12/31/2016
					PN	0.144783	0.123065
IOC (based on 2015)	7/20/2015	7/31/2015	221.0	187.9	ON	0.122735	0.104325	Until 12/31/2016
					PN	0.135008	0.114757
Dividends (based on 2015)	5/12/2015	5/25/2015	270.0	270.0	ON	0.170179	0.170179	Until 12/31/2016
					PN	0.187196	0.187196
IOC (based on 2015)	5/12/2015	5/25/2015	515.0	437.8	ON	0.324600	0.275910	Until 12/31/2016
					PN	0.357060	0.303501

To be approved at the General Shareholders Meeting to be held on April 28th:
PROPOSAL OF ADITIONAL DIVIDENDS RELATED TO THE 2015 RESULTS
2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)
Dividends (based on 2015)	2016 GSM	2016 GSM	1,287.2	1,287.2	ON	0.714875	0.714875
					PN	0.786362	0.786362

Additional Notes

The Extraordinary Shareholders’ Meeting held on May 28, 2015 approved the acquisition of all the shares issued by GVTPart and the 675,571 shares issued by GVT, as well as the merger of GVTPart’s shares into the Company. As a result, the Company became the sole shareholder of GVTPart and the indirect controlling company of GVT, Pop Internet Ltda (“POP”) and Innoweb Ltda (“Innoweb”).

After the conclusion of the steps mentioned above, the Company’s Board of Directors’ Meeting of September 22, 2015 examined the Corporate Restructuring proposal involving the Company, its wholly-owned subsidiary (GVTPart) and its indirect subsidiaries (GVT and POP) so that at the end of the process, the services rendered by GVT that are not considered telecommunications services, will be concentrated in POP and the telecommunications services will concentrated in the Company.

On November 05, 2015, ANATEL granted its preliminary approval for the implementation of the Corporate Restructuring.

At the Extraordinary Shareholders’ Meeting of April 01, 2016, the shareholders approved said Corporate Restructuring.

INCOME STATEMENT

Consolidated in R$ million	1Q16	4Q15	∆%	1Q15	∆%

Gross operating revenues	15,998.6	16,295.3	(1.8)	15,912.2	0.5

Net Operating Revenues	10,431.4	10,760.8	(3.1)	10,364.5	0.6

Mobile	6,212.9	6,426.9	(3.3)	6,228.9	(0.3)
Fixed	4,218.5	4,333.9	(2.7)	4,135.6	2.0

Operating costs	(6,642.9)	(7,328.6)	(9.4)	(7,303.6)	(9.0)

Personnel	(920.4)	(910.3)	1.1	(880.6)	4.5
Costs of services rendered	(3,060.4)	(2,960.1)	3.4	(3,094.9)	(1.1)
Interconnection	(556.4)	(615.0)	(9.5)	(735.7)	(24.4)
Taxes and contributions	(455.2)	(327.3)	39.1	(497.5)	(8.5)
Third-party services	(1,455.9)	(1,451.7)	0.3	(1,315.6)	10.7
Others	(592.9)	(566.1)	4.7	(546.1)	8.6
Cost of goods sold	(518.0)	(692.8)	(25.2)	(580.8)	(10.8)
Selling expenses	(2,159.5)	(2,289.6)	(5.7)	(2,292.8)	(5.8)
Provision for bad debt	(344.4)	(272.1)	26.6	(373.4)	(7.8)
Third-party services	(1,722.3)	(1,901.0)	(9.4)	(1,811.4)	(4.9)
Others	(92.8)	(116.5)	(20.3)	(108.0)	(14.1)
General and administrative expenses	(385.6)	(383.2)	0.6	(308.3)	25.1
Third-party services	(321.9)	(298.1)	8.0	(262.3)	22.7
Others	(63.7)	(85.1)	(25.1)	(46.0)	38.5
Other net operating revenue (expenses)	401.0	(92.6)	n.a.	(146.2)	n.a.

EBITDA	3,788.5	3,432.2	10.4	3,060.9	23.8
EBITDA Margin %	36.3%	31.9%	4.4 p.p.	29.5%	6.8 p.p.

Depreciation and Amortization	(1,913.3)	(1,914.9)	(0.1)	(1,781.2)	7.4
Depreciation	(1,271.9)	(1,276.1)	(0.3)	(1,152.4)	10.4
Amortization of intangibles	(303.1)	(311.5)	(2.7)	(303.1)	0.0
Others amortizations	(338.3)	(327.3)	3.4	(325.7)	3.9

EBIT	1,875.2	1,517.3	23.6	1,279.7	46.5

Net Financial Income	(316.8)	(200.3)	58.2	(528.6)	(40.1)
Income from financial investments	139.9	200.9	(30.4)	131.1	6.7
Interest and other financial income (expenses)	(112.1)	(99.3)	12.9	(69.5)	61.3
Charges	(294.0)	(269.8)	9.0	(280.8)	4.7
Monetary and exchange variation	57.3	77.1	(25.7)	(467.6)	n.a.
Gains (losses) on derivative transactions	(107.9)	(109.2)	(1.2)	158.2	n.a.

Gain (loss) on investments	0.2	0.5	(60.0)	0.2	0.0

Taxes	(340.4)	(203.0)	67.7	(315.2)	8.0

Net income	1,218.2	1,114.5	9.3	436.1	179.3

BALANCE SHEET

Consolidated in R$ million	03/31/16	12/31/15	∆%

ASSETS	101,245.3	101,685.0	(0.4)

Current assets	17,992.0	17,909.3	0.5
Cash and cash equivalents	4,068.2	5,336.8	(23.8)
Accounts receivable from customers	10,493.0	10,349.6	1.4
Provision for doubtful accounts	(2,218.8)	(2,064.3)	7.5
Inventories	508.8	603.6	(15.7)
Recoverable taxes	2,357.0	2,521.3	(6.5)
Escrow deposits and frozen assets	242.9	235.4	3.2
Derivatives transactions	91.4	81.3	12.4
Prepaid expenses	1,179.8	356.5	230.9
Other assets	1,269.7	489.1	159.6

Non-Current Assets	83,253.3	83,775.7	(0.6)
Accounts receivable from customers	442.8	484.0	(8.5)
Provision for doubtful accounts	(158.1)	(153.6)	2.9
Financial Investments	109.4	109.9	(0.5)
Recoverable taxes	343.7	409.6	(16.1)
Deffered taxes	792.3	711.5	11.4
Escrow deposits and frozen assets	5,738.9	5,518.1	4.0
Derivatives transactions	250.5	417.6	(40.0)
Other assets	86.1	93.5	(7.9)
Investments	97.0	101.2	(4.2)
Property, plant and equipment, net	30,236.3	30,476.7	(0.8)
Intangible assets, net	45,314.4	45,607.2	(0.6)

LIABILITIES	101,245.3	101,685.0	(0.4)

Current liabilities	17,193.9	17,981.7	(4.4)
Payroll and related charges	618.7	698.8	(11.5)
Suppliers and accounts payable	7,707.8	8,373.2	(7.9)
Taxes	1,771.4	1,716.0	3.2
Loans and financing	1,224.2	2,222.1	(44.9)
Debentures	95.2	120.9	(21.3)
Dividends and interest on shareholders equity	2,601.8	2,209.4	17.8
Provisions	963.5	914.4	5.4
Derivatives transactions	172.2	151.7	13.5
Deferred revenues	531.4	564.6	(5.9)
Authorization licenses	904.0	456.7	97.9
Other liabilities	603.7	553.9	9.0

Non-Current Liabilities	14,756.7	15,136.1	(2.5)
Payroll and related charges	24.7	19.8	24.7
Taxes	85.9	87.0	(1.3)
Suppliers and accounts payable	67.7	67.7	0.0
Loans and financing	4,174.0	4,454.5	(6.3)
Debentures	3,428.2	3,423.8	0.1
Provisions	6,123.1	5,890.3	4.0
Derivatives operations	42.8	82.4	(48.1)
Deferred revenues	466.4	359.2	29.8
Obligations with post-employment benefit plans	82.9	85.3	(2.8)
Lincence of authorization	83.7	496.0	(83.1)
Other liabilities	177.3	170.1	4.2

Shareholders' equity	69,294.7	68,567.2	1.1
Capital Stock	63,571.4	63,571.4	0.0
Premium on acquisition of non-controlling interest	(75.4)	(75.4)	0.0
Capital Reserve	1,347.9	1,347.9	0.0
Profit Reserve	2,413.0	2,410.7	0.1
Additional proposed dividends	1,287.2	1,287.2	0.0
Other comprehensive income	5.7	25.4	(77.6)
Accumulated profits	744.9	0.0	n.a.

conference call

English

Date: April 28, 2016 (Thursday)

Time: 10:00 a.m. (Brasília) and 9:00 a.m. (New York)

Telephone: +1 (412) 317-5493

Access Code: Telefônica Brasil

click here to access the webcast.

A replay of the conference call can be accessed, one hour after the event, until May 10, 2016. Telephone: +1 (412) 317-0088 - Code: 10083368#

Telefônica Brasil - Investor Relations

Amos Genish

David Melcon

Luis Plaster

Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 27, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director